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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF SEPTEMBER 2002

          ------------------------------------------------------------

                        COMMISSION FILE NUMBER 000-30744

                             [360networks inc. LOGO]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1

                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

          -------------------------------------------------------------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).
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INDEX

NEWS RELEASE - AUGUST 27, 2002

360networks' Canadian creditors overwhelmingly approve plan of reorganization.

NEWS RELEASE - SEPTEMBER 4, 2002

360networks receives Canadian Court approval for plan of reorganization.

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by certain companies in the 360networks group under the Canadian Companies' Creditors Arrangement Act and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.
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NEWS RELEASE - AUGUST 27, 2002

                         360NETWORKS' CANADIAN CREDITORS
                  OVERWHELMINGLY APPROVE PLAN OF REORGANIZATION

  APPROVAL OF THE PLAN WILL ENABLE COMPANIES TO EMERGE FROM CREDITOR PROTECTION
     AND TO CONTINUE OPERATING IN NORTH AMERICA AS A STAND-ALONE ENTERPRISE

Vancouver, B.C. - 360networks announced today it had received overwhelming Canadian creditor approval for its plan of reorganization. In Canada, 100% of the secured creditors and 98% of the general unsecured creditors that voted supported the plan.

"We are pleased that our plan received such a strong endorsement from our Canadian creditors," said Greg Maffei, president and chief executive officer of 360networks. "Today's results represent a vote of confidence in our future and another major milestone on our path to emerge from creditor protection by early October."

Application for court approval of the Canadian plan will be made to the Canadian court on Friday, August 30, 2002 which will complete the emergence process in Canada. The U.S. vote will be tabulated on September 24, 2002 and the confirmation hearing is scheduled for October 1, 2002.

NEWS RELEASE - SEPTEMBER 4, 2002

                  360NETWORKS RECEIVES CANADIAN COURT APPROVAL
                           FOR PLAN OF REORGANIZATION

                      RULING CLEARS PATH TOWARDS EMERGENCE
                  FROM COURT-PROTECTION IN THE CANADIAN PROCESS

Vancouver, B.C. - 360networks announced today that the Supreme Court of British Columbia has approved its Canadian plan of reorganization. The ruling by Justice Tysoe is the final approval required in Canada to implement the Canadian restructuring of 360networks and ratifies last week's creditors' vote. Subject to confirming the U.S. plan, which is expected to occur on October 1, 2002, 360 expects implementation of both the Canadian and the U.S. plans in October.

"We are very pleased that the court was supportive and approved our plan," said Greg Maffei, president and chief executive officer of 360networks. "We anticipate that a similar result will occur in the U.S. on October 1st, and that both plans will be implemented by early October."

The U.S. creditors' vote will be tabulated on September 24, 2002 and the confirmation hearing is scheduled for October 1, 2002.
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ABOUT 360networks

360networks offers telecommunications services and network infrastructure in North America to telecommunications and data communications companies. The company's optical mesh fiber network is one of the largest and most advanced on the continent, spanning approximately 25,000 miles (40,000 kilometers) and connecting 48 major cities in Canada and the United States.

On June 28, 2001, certain companies in the 360networks group voluntarily filed for protection under the Canadian Companies' Creditors Arrangement Act (CCAA) and Chapter 11 of the U.S. Bankruptcy Code. Additional information is available at www.360.net

These news releases contain information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by certain companies in the 360networks group under the Canadian Companies' Creditors Arrangement Act and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:

Media and Investor Relations - Chris Mueller
360networks
206-239-4064
ir@360.net


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       360networks inc.

                                       By:  /s/ LIN GENTEMANN
                                           -------------------------------------
                                            Lin Gentemann
                                            General Counsel and
                                            Corporate Secretary


DATE: September 4, 2002